UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

Information Statement Pursuant to Section 14(f) of the Securities

Exchange Act of 1934 and Rule 14f-1 thereunder

LORAN CONNECTION CORP

(Exact Name of Registrant as Specified in its Charter)

Nevada	333-159517	26-3106763
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

4326 193rd Avenue SE

Issaquah, Washington 98027

(Address of principal executive offices, including zip code)

(425) 373-0606

(Registrant’s telephone number, including area code)

LORAN CONNECTION CORP

4326 193rd Avenue SE

Issaquah, Washington 98027

Information Statement Pursuant to Section 14(f) of the Securities

Exchange Act of 1934 and Rule 14f-1 thereunder

THIS INFORMATION STATEMENT IS BEING PROVIDED TO SHAREHOLDERS OF LORAN CONNECTION CORP FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE SHAREHOLDERS OF LORAN CONNECTION CORP IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO LORAN CONNECTION CORP.

Introduction

This Information Statement is being furnished to shareholders of record, as of December 16, 2011, of the outstanding shares of common stock, $0.001 par value (the “Common Stock”) of Loran Connection Corp, a Nevada corporation (the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the resignation of directors, expansion of the current authorized number of directors and the appointment of  new directors to fill vacancies created on the board.

Description of the Change in Majority of Directors

On December 14, 2011, Artem Kruk, a director of the Company, resigned from his position on the Board of Directors. Mr. Kruk’s resignation is effective as of December 14, 2011.  There are no disagreements between the Company and Mr. Kruk, and Mr. Kruk and his resignation did not state any reason for the resignation.  Upon the resignation of Mr. Kruk, Mr. Christopher A. Wilson was appointed to and accepted a position on the Board of Directors of the Company.  The appointment of Mr. Wilson was effective as of December 14, 2011.

On December 14, 2011, Larysa Dekhtyaruk, a director and a principal officer of the Company, resigned from all offices held other than her position on the Board of Directors. Ms. Dekhtyaruk resigned from her positions as President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Treasurer and Secretary of the Company.  Upon the resignation of Ms. Dekhtyaruk, Mr. Christopher A. Wilson was appointed to and accepted the office of Secretary of the Company. The appointment of Mr. Wilson is effective as of December 14, 2011.

On December 16, 2011, Larysa Dekhtyaruk resigned from her position on the Board of Directors.  The sole remaining director, Christopher A. Wilson, deemed it to be in the best interest of the Company to expand and fix the current authorized number of directors at five (5), creating four (4) vacancies on the Board.   The current Amended and Restated Bylaws of the Company provides that vacancies in the Board may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director.  Mr. Wilson, as the sole director, identified two qualified director candidates and appointed them effective ten (10) days after the mailing of this Information Statement to the shareholders.

As part of the Change in Majority of Directors event, effective on the 10th day after this Information Statement (“Information Statement”) is filed with the Securities and Exchange Commission and distributed to the shareholders of the Company, each of Patrick Garrett and Frederic D. Knight will become members of the Board of Directors.

This Information Statement is being furnished pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.  No action is required by the shareholders of the Company in connection with this Information Statement. No proxies are being solicited and you are requested not to send a proxy to the Company.

However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to shareholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of shareholders). Accordingly, the change in a majority of the Company’s directors will not occur until at least 10 days following the filing and mailing of this Information Statement. This Information Statement will be first mailed on December 20, 2011 to shareholders of record as of December 16, 2011.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following discloses, as of December 20, 2011, information concerning the ownership of our Common Stock by:

•

each person who is known by us to own beneficially 5% or more of our Common Stock,

•

each of our directors and director nominees, and

•

all officers and directors as a group.

A person is considered a beneficial owner of any securities that the person owns or has the right to acquire beneficial ownership of within 60 days. Beneficial ownership also includes shares indirectly held or shares over which a person has the right, by contract, understanding or other arrangement, to exercise voting or dispositive powers.  Prior to the Change in Majority Directors there were 4,790,000 shares outstanding.  In connection with the change in directors, 1,492,000 shares were cancelled by the former shareholders and 16,000 new shares were issued.  As a result, as of the date of this Information Statement, 3,314,000 shares of Common Stock are issued and outstanding.

Except as otherwise indicated, we believe that the persons identified in the table have sole voting and dispositive power with respect to their shares. Unless otherwise indicated, the address for each beneficial owner is 4326 193rd Avenue SE, Issaquah, Washington 98027.

Common Stock

Name and Address of Beneficial Owner	(1) Pre-Change in Majority of Directors Amount and Nature of Beneficial Ownership	Pre-Change in Majority of Directors Percent of Class	Post-Change in Majority of Directors Amount and Nature of Beneficial Ownership	Post-Change in Majority of Directors Percent of Class
EPS Holdings Limited EFG Bank & Trust (Bahamas) Ltd. Lyford Cay P.O. Box SS-6289 Nassau, Bahamas	0	0%	330,000	9.95%
Patrick Garrett (2) 6133 SW Corbett Ave. Portland, OR 97239	0	0%	352,000	10.67%
Alejandro Moreno Calle Winston Churchill Villa Marina #A Punta Paitilla, Panama	0	0%	330,000	9.95%
Villay Asset Management, LLC 4576 Pebble Bay, South Vero Beach, FL 32963	0	0%	352,000	10.67%
Christopher A. Wilson 9110 Irvine Center Drive Irvine, CA 92618	0	0%	38,000	1.14%
Frederic D. Knight, CEO(3) P.O. Box 231599 Centreville, VA 20120	0	0%	0	0%
All current Officers and Directors (including Officer/Director Nominees as a group (three persons)	0	0%	390,000	11.76

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(1)

Sold shares as described in the Current Report on Form 8-K filed with the SEC on December 15, 2011.

(2)

Includes shares held indirectly through Newbridge Equipment and Controls, LLC, of which Mr. Garrett is a member and manager.

(3)

The Company anticipates entering into an employment agreement with Mr. Knight that will provide for a grant of shares of Common Stock equal to approximately 2.5% of the outstanding shares of Common Stock, which would be approximately 85,000 shares.

Beneficial ownership is determined in accordance with the applicable rules under the Exchange Act. In computing the number of shares beneficially owned by an executive officer or a director and the percentage ownership of that person, shares of the Company's Common Stock subject to options held by that person that are currently exercisable, or become exercisable within 60 days from December 19, 2011, are deemed outstanding. However, such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person. For purposes of determining the individual beneficial ownership percentage post-Change in Majority of Directors, each percentage was calculated based on the Company's Common Stock outstanding (3,314,000 shares) at December 19, 2011.  There are no outstanding stock options, warrants or other rights.

EXECUTIVE OFFICERS AND DIRECTORS

Current Directors and Officers

The following table sets forth certain information for each person who is currently serving as a director or officer of the Company. There are no family relationships between any of the directors, executive officers or key employees of the Company.

Name	Age	Position
Frederic D. Knight	55	Chief Executive Officer, President, Principal Executive Officer and Director
Patrick Garrett	47	Chief Operating Officer and Director
Christopher A. Wilson	52	Secretary and Director

Christopher A. Wilson – Director, Secretary

Mr. Wilson was appointed as a director and Secretary as of December 14, 2011.  He is currently a partner in the law firm of Wilson, Haglund & Paulsen, P.C., a general corporate and securities practice firm he founded in 2005, which is located in Irvine, California. Prior to that time, since 2001, Mr. Wilson was general counsel for Stagecoach Properties Co. LLC., a real estate development firm in Newport Beach, California. From 1999 to 2001, Mr. Wilson was a partner in the Orange County corporate department of the law firm of Pillsbury Winthrop LLP, located in Costa Mesa, California. From August 1991 to 1999, Mr. Wilson was a founding partner in the securities boutique firm of Jeffers, Wilson, Shaff & Falk LLP. From 1987 to 1991 Mr. Wilson was an associate attorney at the law firm of O'Melveny & Myers in its Los Angeles Capital Markets Group. Mr. Wilson obtained his B.A. degree in International Relations with minors in French and economics from Brigham Young University in 1985. Mr. Wilson obtained his Juris Doctorate degree magna cum laude and Order of the Coif from Brigham Young  University in 1987, where he was also the executive editor of the BYU Law Review.

Frederic D. Knight – Director Nominee

Mr. Knight is a director nominee and was appointed as Chief Executive Officer on December 16, 2011.  Mr. Knight has 30 years of professional experience in power systems, developing disruptive technologies, and managing growth companies. As a Corps of Engineers Army officer, he was responsible for transportable power and communications at PM TACMIS, a Computer Systems Command program management office deploying automated systems worldwide. From 1987-1989, he served as VP Sales for Data Communication Systems (a manufacturer’s rep company). Sensing a market gap, he co-founded Universal Power Systems, Inc. in 1989 (served as President/ CEO) which was acquired by Engineered Support Systems Inc. (a public company) in 2002 then continued as President of UPSI (a wholly-owned subsidiary) until ESSI was acquired by DRS in 2006. In 2006 he was COO for Entrex, Inc. (a private equity reporting firm) and in 2009 he served as President of TAC-V, a private military vehicle company where he facilitated the technology sale to Force Protection. As President of Dayton Services Inc, Mr. Knight consults on emerging technologies such as grid scale energy storage, high energy soil/waste remediation, and ICE engine topologies. Mr. Knight has a B.S. from Regent’s College in Albany, NY and completed the MIT-Advanced Business Program “Birthing of Giants”.

Patrick Garret – Director Nominee

Patrick Garrett has over 20 years of professional experience in construction, environmental construction and remediation for national and international clients. Mr. Garrett pioneered the use of Low Temperature Thermal Desorption units (LTTD) with his first entrepreneurial enterprise in 1987. He successfully negotiated a multiple award contract for the first in situ soil remediation with the United States Navy. From 1990 to 1994, Mr. Garrett served as West Coast Operations Manager for CET Environmental Services, where he was responsible for project management of 100 people in seven regional offices in support of contract compliance with the Environmental Protection Agency. From 1995 to 2000, Mr. Garrett was the Chief Operating Officer for Ganco Environmental Construction, where he was responsible for international business development with global oil companies. Mr. Garrett worked for Remtech from 1999 to 2007 where he originally was engaged on a "work to purchase" contract and eventually built Remtech from annual revenue of $6.0 million to a $26.0 million in annual revenue.  Mr. Garrett holds numerous industry certifications.

Our directors hold office until the next annual meeting of our shareholders, or until their successors are duly elected and qualified. Our executive officers serve at the pleasure of the Board of Directors.

Committees of the Board of Directors

Audit Committee, Nominating Committee and Compensation Committee

We currently do not have standing audit, nominating or compensation committees. We intend, however, to establish an audit committee, a nominating committee and a compensation committee of the board of directors as soon as practicable. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and our system of internal controls. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. The compensation committee will be primarily responsible for reviewing and approving our salary and benefit policies (including stock options), including compensation of executive officers.

Code of Ethics

We have not adopted a corporate code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our decision to not adopt such a code of ethics results from our having only a limited number of officers and directors operating as the management for the Company. We believe that as a result of the limited interaction which occurs having such a small management structure for the Company eliminates the current need for such a code.

Compensation of Directors

It is currently anticipated that non-employee directors will receive fees of $1,000 per meeting plus expenses each for their service as directors of the Company.

Compensation of Officers

The Company has not paid any cash or stock compensation to any of its executive officers or employees during the fiscal years ended December 31, 2010, 2009, and 2008.

Option and Warrant Grants in Last Fiscal Year

No options, warrants or other rights were granted in the Company's last fiscal year and no options, warrants or other rights to purchase Company stock are held by the Company's executive officers.

Aggregate Option and Warrant Exercises in the Last Fiscal Year and Fiscal Year-End Option and Warrant Values

The Company's executive officers own no options or warrants of the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that the Company's directors, executive officers and persons who own more than 10% of the outstanding common stock of the Company file initial reports of ownership and reports of changes in ownership in such common stock with the Securities and Exchange Commission.  Officers, directors and shareholders who own more than 10% of the outstanding common stock of the Company are required by the SEC to furnish the Company with copies of all Section 16(a) reports they file.  To the best of our knowledge, all executive officers, directors and greater than 10% shareholders have filed the required reports in a timely manner.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that act, files periodic reports, documents and other information with the Securities and Exchange Commission relating to its business, financial statements and other matters.  These reports and other information may be inspected and are available for copying at the offices of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549 and are available on the Securities and Exchange Commission website at www.sec.gov.

December 20, 2011	Loran Connection Corp By Order of the Board of Directors /s/ Frederic D. Knight Frederic D. Knight, CEO